Exhibit 99.1

Cimatron Announces Proposed Secondary Public Offering of Ordinary Shares

Monday, May 20, 2013 08:20:00 PM (GMT)

Givat Shmuel, Israel, May 20, 2013 - Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced that certain of its shareholders, who had sold ordinary shares of Cimatron in an underwritten public offering in March 2013, are offering to sell shares in an additional underwritten public offering. Cimatron will not receive any of the proceeds from this additional offering of its ordinary shares by the selling shareholders.

Roth Capital Partners, LLC is acting as sole manager of the current offering.

The current offering is subject to market conditions, and there can be no assurance as to whether or when it may be completed, or as to the actual size or terms of the offering.

The shares described above are being offered by the selling shareholders pursuant to a registration statement (including a prospectus) previously filed with and subsequently declared effective by the Securities and Exchange Commission, or SEC. A preliminary prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov.

Before you invest, you should read the prospectus included in the registration statement, the preliminary prospectus supplement and the other documents Cimatron has filed or will file with the SEC for more complete information about Cimatron and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement, when available, and accompanying base prospectus relating to this offering may be obtained from Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660, 800-678-9147.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Cimatron
With 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Safe Harbor Statement
This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the proposed public offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated.  Such statements relate to, among other things, the satisfaction of the conditions to closing of the offering, market conditions, and risks related to Cimatron’s plans, objectives and expected financial and operating results. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Ilan Erez Chief Financial Officer Cimatron Ltd. Phone: +972 73 237 0114 Email: ilane@cimatron.com	Investor Relations contact: Ehud Helft/Kenny Green CCG Investor Relations Tel: (US) 1 646 201 9246 Email: Cimatron@ccgisrael.com